United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑          Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐          No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐          No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Vale proposes US$ 4 billion for 2011 minimum dividend
Rio de Janeiro, January 31, 2011 – Vale S.A. (Vale) announces that its Executive Board has approved and will submit to the Board of Directors a proposal for the distribution of a minimum dividend of US$ 4 billion in 2011, equivalent to US$ 0.766536226 per share for both common and preferred shares outstanding, to be distributed in two installments, on April 29 and October 31, 2011.

The Board of Directors will evaluate the proposal submitted by senior management, regarding each installment, in the meetings scheduled for April 13 and October 14, 2011.

If the proposal is approved by our Board of Directors, the payment of each installment will be made in Brazilian reais, calculated on the basis of the Brazilian real/US dollar exchange rate (Ptax – option 5) published by the Central Bank of Brazil on the business day prior to the Board of Directors meeting that approves the dividend proposal.

The minimum dividend of US$ 4 billion represents an increase of 60% compared to the minimum dividend announced in 2010. Considering the extraordinary dividend of US$ 1 billion being distributed today, the total minimum dividend in 2011 will be 66.7% higher than the amount distributed last year, US$ 3.0 billion.

The proposed minimum dividend is consistent with Vale’s financial policy, which aims to provide a strong support to the exploitation of profitable growth opportunities alongside the preservation of a sound balance sheet.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2011	Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations